FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Yih Daniel W.	2. Issuer Name and Ticker or Trading Symbol Starwood Hotels & Resorts Worldwide Inc.		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) GTCR Golder Rauner, LLC 6100 Sears Tower	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year March 2003
(Street) Chicago, IL 60606		5. If Amendment, Date of Original (Month/Year) December 2002	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Shares (balance)(1)							2,389	I	IRA
							5,761	D
							4,922	I	by Trust(5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Purchase Shares	32.88	6/28/02		A(2)	4,500		6/28/02	6/28/10	Shares (1)	4,500		4,500	D
Options to Purchase Shares	24.88	12/23/02		A4(2)	4,500		12/23/02	12/23/10	Shares (1)	4,500		4,500	D
Phantom Shares (balance)												7,400
	1-for-1	(3)		A	833		(3)	(3)	Shares (1)	833			D
	1-for-1	(4)		A4(4)	828		(4)	(4)	Shares (1)	828		9,061	D
Class A Exchangeable Preferred Shares(6)	1-for-1								Shares (1)			1,779	I	by Trust(7)

Explanation of Responses:

(1) Each holder of shares of common stock ("Corporation Shares") of Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") owns an equivalent number of Class B shares of beneficial interest ("Trust Shares") of Starwood Hotels & Resorts, a real estate investment trust and subsidiary of Starwood. Corporation Shares and Trust Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share ("Shares").
(2) Under the terms of the Starwood's Long-Term Compensation Plan ("LTIP"), certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.
(3) Phantom Shares accrued on 3/31/02 and 6/30/02 by reporting person as directors' fees under the terms of the LTIP. Directors will receive Shares upon termination of service on the Board of Directors.
(4) Phantom Shares accrued on 9/30/02 and 12/31/02 by reporting person as directors' fees under the terms of the LTIP. Directors will receive Shares upon termination of service on the Board of Directors.
(5) Held by the Barry S. Sternlicht Family Spray Trust of which the reporting person serves as co-trustee. Reporting person disclaims beneficial ownership of all such Shares.
(6) Class A Exchangeable Preferred Shares are exchangeable for Shares at any time, subject to the right of Starwood to deliver cash in lieu of Shares, on a one-to-one basis, subject to adjustment in certain circumstances.
(7) Held by the Barry S. Sternlicht Family Spray Trust of which the reporting person serves as co-trustee. Reporting person disclaims beneficial ownership of all such Class A EPS.

By: /s/ Kenneth S. Siegel Attorney-in-Fact **Signature of Reporting Person	3/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.